

2005 ANNUAL OVERVIEW
06035829
SEC MAIL RECEIVED
MAY 0 8 2006
WASH. D.C. 199 SECTION
P.E.
7/31/05
RECD S.E.C.
MAY 8 2006
1088
ARS
PROCESSED
MAY 15 2006
THOMSON
FINANCIAL
Generex BIOTECHNOLOGY
CORP
LIVING WELL. STARTING NOW.

GLUCOSE RAPIDSPRAY™ IS AN EXCITING NEW PRODUCT FOR THE MANAGEMENT OF LOW BLOOD SUGAR.

Glucose RapidSpray™ is a glucose mixture that delivers rapid relief from the symptoms of low blood sugar. A unique delivery platform for the glucose market, the RapidSpray™ technology converts the glucose mixture into an equally measured mist-like spray with each activation into the mouth.

THE BENEFITS OF GLUCOSE RAPIDSPRAY™

- Rapid Relief from Symptoms
- Convenient Spray
- Less Glucose Per Serving
- Low Carb. No Fat.
- Less Than 1 CAL per Serving


GLUCOSE
RAPIDSPRAY™


Generex BIOTECHNOLOGY

LIVING WELL. STARTING NOW.



GENEREX ORAL-LYN™ IS CHANGING THE LIVES OF DIABETICS, BY IMPROVING THEIR QUALITY OF LIFE.

Generex Oral-lyn™, an oral insulin spray, is an innovative product for the treatment of both Type-1 and Type-2 diabetes. It is a safe, effective, fast, flexible, pain-free and simple alternative to insulin injections. Designed to improve patient compliance, Generex Oral-lyn™ thereby delays the progression of diabetes and the onset of complications associated with diabetes.



BENEFITS OF GENEREX ORAL-LYN™

- Eliminates the pain previously endured with injections
- Enters bloodstream via the lining of the mouth
- Fast Absorbing
- Rapid Relief
- Convenient Oral Spray



ANNA E. GLUSKIN
President & Chief Executive Officer
Chairperson of the Board

CONTENTS

GENEREX BIOTECHNOLOGY CORPORATION IS FOCUSED ON THE RESEARCH, DEVELOPMENT,AND COMMERCIALIZATION OF DRUG DELIVERY TECHNOLOGIES AND NOVEL IMMUNOMEDICINES FOR THE TREATMENT OF MALIGNANT, INFECTIOUS,ALLERGIC, AND AUTOIMMUNE DISEASES.

DEAR FELLOW GENEREX SHAREHOLDERS:

I am pleased to present to you our Annual Overview in respect of our fiscal year ended July 31, 2005 and our actions and corporate developments since that time. Fiscal 2005 was a year of great achievement, Commercialization became a Realization.

APPROVAL OF GENEREX ORAL-LYN™ IN ECUADOR...

I am very proud to announce that in May 2005 our proprietary oral insulin spray product, Generex Oral-lyn™, was approved for commercial sale for the treatment of both Type-1 and Type-2 diabetes by the Ecuadorian Ministry of Public Health. Generex Oral-lyn™ is the first non-injectable form of recombinant human insulin available for commercial distribution anywhere in the world. This milestone is a result of almost a decade of research and development which culminated in the world's first regulatory approval of an alternative method for insulin delivery. The launch of Generex Oral-lyn™ in Ecuador was the starting point for commercial marketing and sale of the product throughout Latin America. The approval of Generex Oral-lyn™ in Ecuador has marked the beginning of our transition from a R&D company to one that will generate revenues from commercial sales. We anticipate receiving our first revenue from Generex Oral-lyn™ sales before the end of our current fiscal year.

On March 1, 2006 we concluded a positive Pre-New Drug Submission (NDS) meeting with the Regulatory Affairs Division of the Biologics and Genetic Therapeutics Directorate of Health Canada in respect of Generex Oral-lyn™. An approved NDS will allow us to market and sell Generex Oral-lyn™ in Canada. As a consequence of our meeting with Health Canada, we have a clear roadmap to the filing of a successful NDS and we've embarked upon the work necessary to achieve it. We are optimistic about our action plan to meet this milestone.

In early April, 2006, following detailed discussions with several pharmaceuticals contract manufacturers; we issued a Request for Proposals for the production of sufficient quantities of Generex Oral-lyn™ to supply our requirements for long term clinical trials in support of the NDS.

The NDS will be our template for similar applications to the United States Food and Drug Administration (FDA) and the European Agency for the Evaluation of Medicinal Products (EMEA).

LETTER TO SHAREHOLDERS

OUR MISSION IS TO DEVELOP INNOVATIVE DRUG DELIVERY TECHNOLOGIES AND DRUGS THAT WILL IMPROVE THE QUALITY OF LIFE FOR PEOPLE WHO SUFFER FROM DISEASE.

ADVANCING OUR PRODUCT PIPELINE...

We continue to progress with the later-stages of clinical trials for Generex Oral-lyn™ in Canada and in Europe. We are also working on a number of feasibility studies of other products that will leverage our RapidMist™ drug delivery technology.

Glucose RapidSpray™is a new product that has been recently developed by Generex and will soon be available for over-the-counter commercial sale. Glucose RapidSpray™ is a glucose spray for the treatment of low blood sugar.

Our subsidiary, Antigen Express, Inc., began a phase I trial on its AE37 vaccine compound for the treatment of breast cancer. This vaccine is being tested at the Walter Reed Army Medical Center. While the current trial will involve only patients with breast cancer, AE37 is expected to have equal applicability to other cancers that express HER-2/neu.

In addition, Antigen Express has been working on the application of its platform vaccine technology to the avian influenza virus. On February 10, 2006 we concluded a positive pre-Investigational New Drug (IND) meeting with the FDA. Based on advice received from the FDA, we have embarked upon a toxicology study and a pre-clinical study to determine the dosing regimen. Following completion of that work, we expect to be in a position to file an IND application with the FDA which will allow us to commence human clinical trials of the vaccine before the end of this year.

I am very pleased with the success of Antigen Express and I look forward to additional accomplishments in the remainder of 2006.

PRESENTING OUR CLINICAL STUDIES...

We were honored to be invited to present many of our research studies regarding Generex Oral-lyn™ at numerous international scientific symposia in 2005. (See page 6, Corporate and Clinical Milestones for details.) Our presentations indicated that Generex Oral-lyn™ produces glucodynamic responses to Humulin®R and that Generex Oral-lyn™ is an optimal alternative to subcutaneous insulin injection.

IMPROVEMENT IN FINANCES

As disclosed in the Form 10-Q Quarterly Report in respect of our fiscal quarter ended January 31, 2006, we had cash-on-hand and short term investments in excess of $21,000,000. As of early April, 2006, our cash-on-hand and short term investments exceeded $43,000,000. That is the strongest financial condition in the entire history of Generex. As a consequence, we are well positioned to aggressively prosecute our business plan throughout the balance of 2006 and 2007.

POSITIONED FOR NEW OPPORTUNITIES...

I am confident that fiscal 2006 will be a remarkable year for Generex and its shareholders. We look forward to our first sales of Generex Oral-lyn™ in Ecuador. Along with our South American joint venture partner, PharmaBrand S.A., we will aim to achieve for commercial approvals for Generex Oral-lyn™ throughout the other "Andean Communities consisting of Venezuela, Colombia, Peru, and Bolivia. In addition to these efforts we will continue to research, advance and develop both new and existing products to add to our commercial product family.

We have initiated human clinical work on a metformin gum product which seeks to combine our proprietary buccal delivery formulation of metformin with a gum base to achieve buccal delivery thereby avoiding the gastrointestinal problems commonly associated with metformin use. Metformin is an important drug for the treatment of diabetes and the gum product will be designed as a synergistic component of the new diabetes treatment paradigm offered by Generex Oral-lyn™.

On behalf of the Board of Directors and the Generex management team, I would like to express our appreciation for the dedication and hard work of all of our employees and acknowledge the support of our shareholders as we move forward together toward a common vision of improving the quality of life of people who suffer from chronic, debilitating disease.

In particular, I would like to dedicate our achievements to the memory of E. Mark Perri, former Chairman of Generex and a founder and early inspiration of the Company.

Sincerely,

Anna E. Gluskin
President & Chief Executive Officer, Chairperson of the Board

COMPANY STRATEGY

GENEREX BIOTECHNOLOGY CORPORATION IS THE INDUSTRY LEADER IN THE AREA OF BUCCAL DRUG DELIVERY AND IN THE RESEARCH AND DEVELOPMENT OF NOVEL IMMUNOMEDICINES

Generex Biotechnology continues to develop our own in-house products; this includes developing new methods for the delivery of small and large molecule drugs. Past examples of our success in this area are the proprietary platform drug delivery technologies, RapidMist™, which administers medications directly into the mouth as a metered-dose spray for rapid absorption by the buccal mucosa, and RapidSpray™ which also administers medications directly into the mouth as a spray. We also continue to look for opportunities allowing collaboration with pharmaceutical companies in the application of the RapidMist™ and RapidSpray™ technologies, and the immunomedicine platform technologies developed by *Antigen Express, Inc. to their proprietary compounds and drug development pipelines. In addition, Generex Biotechnology actively pursues licensing, partnership and acquisition opportunities that complement our core capabilities and goals in drug delivery technologies. One such newly established partnership is with PharmaBrand S.A. in the distribution of Generex Oral-lyn™ in Latin America following the commercial approval in Ecuador.

We plan to advance our drug candidates into early clinical development prior to establishing partnerships for further development and commercialization. Generex Biotechnology will focus efforts on compounds with known efficacy, which will result in a reduction of time and risk, and therefore the cost of overall development.

COMPETITIVE ADVANTAGE...... THE MOST COMPELLING ADVANTAGE OF THE RAPIDMIST™ TECHNOLOGY IS THE NON-INVASIVE AND PAIN-FREE ADMINISTRATION OF LARGE MOLECULE DRUGS. RAPIDMIST™ IS DESIGNED TO ACCURATELY AND COST-EFFECTIVELY DELIVER DRUGS WHILE KEEPING THE DEVICE COMPACT, DISCREET, AND EASY TO USE.

*Antigen Express, Inc. is the wholly owned subsidiary of Generex Biotechnology Corp. and is a platform and product-based company developing proprietary vaccine formulations for large, unmet medical needs.

For more Information regarding Antigen Express and its technology, see page 11 of this report or please visit www.antigenexpress.com.

2005 CORPORATE & CLINICAL MILESTONES



RECEIVED

commercial approval of Generex Oral-lyn™ in Ecuador.

INITIATED

Phase I trials in patients with Her-2/neu positive breast cancer.

DEMONSTRATED

in pre-clinical trials strong responses to a novel melanoma peptide vaccine in mice.

ACCELERATED

the development of a vaccine for pandemic avian influenza.

INTRODUCED

two additional products in the pipeline: Glucose RapidSpray™ and a Metformin Gum.

EXPANDED

patent portfolio for RapidMist™ and immunomedicines technologies.

COMPLETED

the scale-up for commercial Generex Oral-lyn™ production.

ILLUSTRATED

research studies at prestigious conferences such as the 65th Annual Meeting & Scientific Sessions of the American Diabetes Association, the 41st Annual Meeting of the European Association for the Study of Diabetes, the 9th Annual Canadian Diabetes Association Conference, the 5th Annual Diabetes Technology Meeting, the 6th International Diabetes Federation Western Pacific Region Congress, ENDO 2005, The Endocrine Society's 87th Annual Meeting and the 7th Hong Kong Diabetes and Cardiovascular Risk Factors - East Meets West Symposium.

PRESENTED

that Generex Oral-lyn™ matches fast-acting insulin in phase IIb study.

TECHNOLOGY PLATFORM & PRODUCT PIPELINE OVERVIEW



TECHNOLOGY PLATFORMS

GENEREX HAS SEVERAL PLATFORM TECHNOLOGIES IN THE AREA OF DRUG DELIVERY AND IMMUNOMEDICINES.



DRUG DELIVERY

RapidMist™, Generex's advanced buccal drug delivery technology, is comprised of a proprietary formulation and a proprietary device design that enables safe drug delivery via the buccal mucosa, thereby eliminating the pain from and need for multiple injections. RapidMist has been shown to have rapid onset of action with no lung deposition, precise dosage control, easy use and handling, and improved patient compliance.


T cell
Antigen (Ag)
Endosomal pathway
ER
αβ Ii
Nucleus
Antigen presenting cell
MHC class II- / Ii-

IMMUNOMEDICINES

Ii-Key Hybrids for direct stimulation of T Helper cells by defined epitopes (patient validation in vitro).

Ii Protein Suppression to convert any cell into potent T Helper cell stimulator (cancer cures in mice).

Both the Ii protein suppression and Ii key hybrids technology platforms have the following features: a strong synergy with most current immunotherapy approaches, wide applicability to different diseases (i.e. cancer, infectious disease, autoimmunity and allergy), and have diagnostic and therapeutic applications.

PRODUCT PIPELINE

Generex's product pipeline continues to grow and move forward towards commercialization. We are currently conducting pre-clinical and human clinical trials using our proprietary technology platforms in the areas of diabetes, pain management and cancers.

DRUGS	DISEASE TARGET	PRECLINICAL	PHASE I	PHASE II	PHASE III	MARKET
Generex Oral-lyn™	Diabetes	○○○○○○	○○○○○○	○○○○○○	●●●●●●	●●●●●●
Glucose RapidSpray™	Diabetes	○○○○○○	○○○○○○	○○○○○○	●●●●●●	●●●●●●
Fentanyl	Pain Management	○○○○○○	○			
Morphine	Pain Management	○○○○○○	○			
AE37 Vaccine	Breast Cancer	○○○○○○	○			
LMW Heparin	DVT	○○○○○○				
Metfomin Gum	Diabetes	○○○○○○				
Vaccine	Ovarian Cancer	○○○○○				
Vaccine	Melanoma	○○○○				
Vaccine	Prostate Cancer	○○○				
Vaccine	HIV/AIDS	○○○				
Vaccine	H5N1 avian influenza	○○○				
Vaccine	SARS	○○				
Vaccine-diagnostic	Pre-diabetes kit	○○				

GENEREX ORAL-LYN™


GENEREX ORAL-LYN™ IS POISED TO IRREVOCABLY ALTER THE MANNER
IN WHICH DIABETES IS TREATED.

Generex Oral-lyn™ is an insulin spray product for the treatment of both Type-1 and Type-2 diabetes.

An aerosolized liquid insulin formulation, Generex Oral-lyn™, is rapidly and safely absorbed into the human body through the lining of the inner mouth (the buccal cavity) when delivered using the RapidMist™ device which resembles an asthma inhaler and is therefore familiar and easy to use.

Unlike certain other alternative insulin delivery products presently under development, Generex Oral-lyn™ does not enter the lungs; the formulation is absorbed in the buccal cavity with insignificant residual deposition in the gastrointestinal tract. Generex Oral-lyn™ is a praedial (mealtime) insulin and numerous clinical studies have consistently demonstrated that the use of Generex Oral-lyn™ allows the human body to mimic normal pancreatic insulin secretion and that Generex Oral-lyn™ is a safe, effective, fast, flexible, pain- free and simple alternative to praedial insulin injections.

Generex Oral-lyn™ is designed to improve the quality of life for people with diabetes by allowing them to manage the disease more effectively. Generex Oral-lyn™ also improves patient compliance, thereby delaying the progression of diabetes and the onset of complications associated with diabetes (such as retinopathy, cardiovascular disease, nephropathy, neuropathy, peripheral vascular disease and amputation).


Orpharynx
Mucosa Region
AR
MT
IT
NR
Insulin
Tongue

The Generex Oral-lyn™ liquid insulin formulation is released from the RapidMist device as a fine mist into the buccal cavity. The fine mist of insulin, traveling at a high velocity (100 mph), collides with the walls of the buccal cavity, where it quickly penetrates the mucosal membrane and is absorbed rapidly into the bloodstream.


GENEREX ORAL-LYN™
GENEREX ORAL-LYN™
ONE RAPIDMIST™ ACTUATOR
TWO CANISTERS OF ORAL SPRAY
HUMAN INSULIN
2 x 400 U
Generex

GLUCOSE RAPIDSPRAY™



Glucose RapidSpray™ is a glucose mixture that delivers rapid relief from the symptoms of low blood sugar.

Low blood sugar (hypoglycaemia) occurs when blood sugar (glucose), is abnormally low. Glucose RapidSpray™ is a fast acting oral spray that provides rapid relief for people with low blood sugar, including patients with diabetes.

RapidSpray™ is a unique delivery platform for the glucose market. The RapidSpray™ technology converts the glucose mixture into an equally measured mist-like spray with each activation into the mouth, providing fast relief from the symptoms of low blood sugar. Symptoms may include: fatigue, dizziness, impaired vision, increased heart rate, sweating, shaking, hunger, anxiety, headaches, irritability, drowsiness, and confusion.


New!
Generex BIOTECHNOLOGY
GLUCOSE
RAPIDSPRAY™
Rapid Response
Convenient Spray
Low Calorie
Fat Free
FOR LOW BLOOD SUGAR
GLUCOSE RAPIDSPRAY™
GLUCOSE RAPIDSPRAY™
GLUCOSE RAPIDSPRAY™
Natural Orange

Rendering of package was correct at time of printing this report. May be subject to change.

THE BENEFITS OF GLUCOSE RAPIDSPRAY™?

- Rapid Relief from Symptoms
- Convenient Spray
- Less Glucose per Serving
- Low Carb Fat Free
- Less Than 1 CAL per Serving

THE NEED FOR GLUCOSE RAPIDSPRAY™.

There are a total of 20.8 million diabetics in the USA. That is 7 percent of the population.

National Institute of Diabetes and Digestive & Kidney Diseases (NIDDK)

In 1055 patients studied, the prevalence of hypoglycemic symptoms was 12% for patients treated with diet alone, 16% for those using oral agents alone (pills), and 30% for those using insulin. Severe hypoglycemia occurred in only 5 patients (0.5%).

Hypoglycemia in Patients with Type 2 Diabetes Mellitus
The Archives of Internal Medicine 2001;161:1653-1659
by Christopher D. Miller, M.D

As many as 100 million people in the USA may be suffering from hypoglycemia.

Dr David Williams, author of Hypoglycemia: The Deadly Roller Coaster



Ecuador based PharmaBrand S.A., a distributor of pharmaceutical products in Central & Latin America, was established in October, 1997 and its formal manufacturing began on July, 2000, with the acquisition of an Ecuadorian pharmaceutical plant. Its management team, lead by Dr. Roberto Cid, has extensive experience in the pharmaceutical industry.

Dr. Cid holds a Doctoral Degree in Pharmacy and Chemistry from the University of Chile and a Master of Business Administration degree from Columbia University in New York. He has also undertaken graduate studies in Strategic Management at Harvard University, Business School in Boston. Dr. Cid has more than 30 years experience in the multi-national pharmaceuticals industry, working for multi-national corporations, having held executive positions with Schering Plough, Pfizer and Merck & Co. He served as General Manager & Regional Director of Latin America for Pfizer Inc.

On April 2005, Generex's Joint Venture partner, PharmBrand S.A., obtained approval to manufacture and commercialize the world's first oral insulin product - Generex Oral-lyn™. All prevalent information for the registration including clinical data, chemistry, manufacturing and controls (CMC) and biostatistical analyses was provided by Generex for the preparation of the submission.

www.pharmabrand.com.ec


PharmaBRAND
Promoting health and quality of life



ANTIGEN EXPRESS, INC.


BEGAN PRE-CLINICAL STUDIES OF BIRD FLU VACCINE


AGEXP
ANTIGEN EXPRESS, INC.

www.antigenexpress.com

Founded in 1994 by Dr. Robert Humphreys, Antigen Express is focused on developing immunomedicines for the treatment of malignant, infectious, autoimmune and allergic diseases. Dr. Humphreys was formerly Professor of Pharmacology and Medicine, University of Massachusetts Medical Center, and interim Chair of Pharmacology. He was trained at Yale, the US Naval Hospital in Bethesda, and Harvard.

TECHNOLOGY OVERVIEW

The focus of the company is on the antigen-specific stimulation of T helper cells. This strategy was not emphasized in the early days of immunotherapy in preference for a focus on vaccines that stimulate cytotoxic T cells. During the late 1990s, however, work from many laboratories clearly showed that stimulation of T helper cells was an essential step for activation of cytotoxic T cells and for obtaining a robust, long lasting immune response.

The company's therapeutics are based on two platform technologies discovered by Dr. Humphreys for selectively stimulating T helper cells. The first relies on stitching together a known pathogenic antigen (e.g., from HIV, influenza or tumor-associated antigens) onto a normal portion of an immune regulatory protein. Such composite or hybrid peptides ensure immunological 'visibility' of the pathogenic antigen and activation of T helper cells. By modifying the administration conditions of the resulting composite or hybrid peptide, one can either stimulate or suppress an immune response. Suppression has clear therapeutic application in autoimmune diseases such as multiple sclerosis or various allergic reactions. Stimulation offers therapeutic uses for infectious diseases and cancer.

The second strategy for stimulating T helper cells relies on inhibiting the immune regulatory protein altogether in specific cells (e.g., tumor cells). By this means, antigens that are not normally accessible for presentation to T helper cells, such as those produced by tumor cells, are presented for stimulation of a robust immune response against tumor cells anywhere in the body.



Antigen Express' immunomedicine products work by stimulating the immune system to either attack offending agents (i.e., cancer cells, bacteria, and viruses) or to stop attack against benign elements (i.e., self proteins and allergens). One compound developed by the hybrid peptide technology is currently in Phase I clinical trials at the Walter Reed Army Medical Center in patients with HER-2/neu positive breast cancer. Additional products are in the pre-clinical stage of development and are being supported by eminent clinical investigators at leading institutions around the United States. Development efforts are underway in melanoma, prostate cancer, HIV, H5N1 avian influenza and Type I diabetes mellitus.



KEY CORPORATE HIGHLIGHTS & MILESTONES:

- Received 11 US National Institute of Health Small Business Innovative Research, Small Business Technology Transfer and Department of Defense grants totaling $2.85 million.
- The technology is protected by 6 issued US patents with corresponding world filings.
- Scientists have published over 40 papers in peer-reviewed journals on the technology.
- Collaborating with investigators at leading academic institutions in North America, China and Europe to advance products toward clinical trials.

PIPELINE:

The company plans to begin clinical trials during the first half of 2006 using a peptide vaccine for avian influenza using its proprietary T helper stimulatory technology. Also planned for later in 2006 are clinical trials for melanoma and leukemia.
The expansion of the number of projects in clinical trials using products based on Antigen Express technology and the demonstration of practical usage by the appropriate demographic is our main goal for 2006.

In addition to the efforts in cancer and influenza, Antigen Express is pursuing applications of its technology in HIV as well as other infectious agents of concern from a bioterror perspective such as smallpox. Antigen Express is also expanding its focus on immunosuppressive indications to include allergic asthma as well as diabetes.

"Antigen Express offers a platform of vaccine products for treatment of major diseases. In cancer, their focus is in breast and prostate cancers, melanoma and colorectal cancer. In infectious diseases their focus is on HIV and Asian bird influenza. The pipeline of products that are expected to be entering the clinic in the next 12 months is impressive and exciting for Generex."

Anna Gluskin, President & CEO of Generex Biotechnology Corporation

PATENT PORTFOLIO:

- US Patent 5,559,028, Methods of Enhancing or Inhibiting Antigen Presentation to T Cells
- US Patent 5,679,527, Modification of Polypeptide Structure
- US Patent 5,726,020, Inhibition of Ii Synthesis
- US Patent 5,919,639, Ii Peptide Therapeutics to Enhance Antigen Presentation
- US Patent 6,368,855, MHC Class II Antigen Presenting Cells Containing Oligonucleotides Which Inhibit Ii Protein Expression
- US Patent 6,432,409, Hybrid Peptides Modulate the Immune Response


BEGAN HUMAN STUDIES OF
BREAST CANCER VACCINE

CORPORATE INFORMATION



BOARD OF DIRECTORS:

Anna E. Gluskin
President and Chief Executive Officer
Chairperson of the Board

Rose C. Perri
Chief Financial Officer, Chief Operating Officer, Treasurer, Sec.

Dr. Gerald Bernstein, MD
Vice President, Medical Affairs Director

John P. Barratt
Independent Director

Brian McGee
Independent Director

Mindy Allport-Settle
Independent Director

Peter Amanatides
Independent Director

GENEREX SUBSIDIARY: ANTIGEN EXPRESS, INC.

100 Barber Ave.
Worcester, MA 01606 USA
www.antigenexpress.com

Dr. Eric von Hofe
President

US COUNSEL:

Eckert Seamans Cherin & Mellott, LLC
1515 Market Street – Ninth Floor
Philadelphia, PA 19102-1909 USA

CANADIAN COUNSEL:

Wires Jolley LLP
90 Adelaide St. W., Suite 200
Toronto, ON, Canada M5H 3V9

PATENT AND TRADEMARK COUNSEL:

Hamilton Brook Smith & Reynolds, P.C.
530 Virginia Rd
Concord, MA 01742-9133 USA

Ridout & Maybee LLP
One Queen St. East, Suite 2400
Toronto, ON, Canada M5C 3B1

AUDITORS:

BDO Dunwoody LLP
33rd Floor, South Tower, 200 Bay Street
Toronto, ON, Canada M5J 2J8

Danziger & Hochman have been engaged to undertake the audit for July 31st 2006 year-end.
Danziger & Hochman
Chartered Accountants
202 Bentworth Avenue
Toronto, ON, Canada M6A 1P8

ACCOUNTANTS:

WithumSmith + Brown
100 Overlook Center
Princeton, NJ 08540 USA

TRANSFER AGENT:

StockTrans, Inc.
44 W. Lancaster Avenue
Ardmore, PA 19003 USA
Telephone: 610-649-7300
Fax: 610-649-7302

FINANCIAL DATA:

For a copy of the 10K Report contact Generex
Telephone 1-800-391-6755
Email: info@generex.com
Or visit the company web-site www.generex.com

SHAREHOLDER INFORMATION:

Investor Relations Department
E-mail: info@generex.com
Telephone: 1-800-391-6755
Website: www.generex.com

Common Stock is traded on the Nasdaq Capital Market
Symbol: GNBT

SHAREHOLDERS' MEETING:

Tuesday May 30th, 2006, 10:00am
The Great Hall - St. Lawrence Market Complex
92 Front Street East
Toronto, ON, Canada M5E 1C4




Generex BIOTECHNOLOGY

In memory of Mark Perri, founder of Generex Biotechnology Corporation